Exhibit (b)(i)

EXECUTION VERSION

OAKTREE CAPITAL MANAGEMENT, L.P.

333 S. GRAND AVENUE, 28TH

FLOOR

LOS ANGELES, CA 90071

Highly Confidential

June 6, 2023

Resistance Acquisition, Inc.

c/o Gurnet Point Capital

55 Cambridge Parkway, Suite 401

Cambridge MA 02142

Attention: Adam Dilluvio

Project Resistance

Commitment Letter

Ladies and Gentlemen:

You have advised Oaktree Capital Management, L.P. (solely in its capacity as an investment manager to certain funds and accounts managed by it, “Oaktree” and, together with each other person, if any, added as a “Commitment Party” after the date of this Commitment Letter, “we” or “us” and each, a “Commitment Party”) that Resistance Acquisition, Inc., a Delaware corporation (“Borrower” or “you”) and a wholly-owned subsidiary of Resistance Intermediate, Inc., a Delaware corporation (“Holdings”), and Resistance Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of the Borrower, each an entity formed at the direction of Gurnet Point Capital, LLC and/or its affiliates (collectively, and together with any investment funds controlled or advised by the foregoing entities, the “Sponsor”), intend, directly or indirectly, to acquire a business previously identified to us and code named “Resistance” (“Target”; the Target and its subsidiaries, the “Acquired Business”) and to consummate the other transactions described in Exhibit A hereto. Capitalized terms used but not defined herein have the meanings assigned to them in the Exhibits and other attachments hereto.

1. Commitments.

In connection with the Transactions, each Commitment Party commits to provide, on a several, and not joint and several, basis, that percentage of the Initial Term Facility set forth opposite its name on Schedule I (the “Commitment Schedule”) to this Commitment Letter (each Commitment Party providing such a commitment, an “Initial Lender”).

The Initial Term Facility will contain the terms set forth on the Term Sheet attached to this Commitment Letter as Exhibit B, and the commitments of each Initial Lender are subject only to the satisfaction or waiver by the Lead Arrangers (as defined below) of the Financing Conditions (as defined below). This commitment letter, together with the Term Sheet and the other attachments hereto and thereto, is referred to herein as this “Commitment Letter.” This Commitment Letter and the Fee Letter, together, are referred to herein as the “Commitment Papers.”

Project Resistance – Commitment Letter

2. Titles and Roles.

In connection with the Transactions, each Commitment Party (acting alone or through or with affiliates selected by it) will act with and have the title(s) and in the role(s) set forth opposite its name with respect to the Initial Term Facility on the Commitment Schedule. Each Commitment Party identified on the Commitment Schedule as a Lead Arranger for the Initial Term Facility, together with each person (if any) that becomes a Lead Arranger after the date of this Commitment Letter for the Initial Term Facility, is referred to in the Commitment Papers as, a “Lead Arranger” and collectively as the “Lead Arrangers”. Each Commitment Party appointed as a “Left Lead Arranger” for the Initial Term Facility on the Commitment Schedule will appear on the top left of the cover page of all marketing materials for the Initial Term Facility and will hold the roles and responsibilities conventionally understood to be associated with such name placement.

Other than as may be separately agreed, no other agents, co-agents, lead arrangers, co-arrangers, bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation to any of the foregoing or any Initial Lender (other than compensation expressly contemplated by the Commitment Papers) will be paid in order to obtain a commitment with respect to any Facility unless you and we agree.

3. Information.

You hereby represent (prior to the Closing Date, with respect to information provided by or concerning the Acquired Business or its operations or assets, to your knowledge) that,

(a)

all written information and written factual data (other than the Projections and information of a general economic or industry nature) (the “Information”) that has been or will be made available to the Commitment Parties by you or by any of your representatives on your behalf, when taken as a whole (after giving effect to all supplements and updates thereto), is or will be correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto); and

(b)

any projections provided in connection with the Senior Secured Term Facilities (together with any financial estimates, forecasts and other forward-looking information, collectively, the “Projections”) that have been or will be made available to the Commitment Parties by you or by any of your representatives on your behalf, when taken as a whole, have been or will be prepared, in good faith based upon assumptions that are believed by you to be reasonable at the time made and at the time any such Projections are delivered to the Commitment Parties; it being understood that (1) Projections are as to future events and are not to be viewed as facts, (2) Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of you, the Acquired Business or the Sponsor, (3) no assurance can be given that any particular Projections will be realized, and (4) actual results may differ and such differences may be material.

You agree that, if at any time prior to the Closing Date, you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will, and will use your commercially reasonable efforts to cause the Acquired Business to, promptly supplement the Information and the Projections so that (with respect to information provided by or concerning the Acquired Business or its operations or assets, to your knowledge) such representations will be correct in all material respects under those circumstances, it being understood in each case that such supplementation shall cure any breach of such representations. In arranging the Initial Term Facility, the Commitment Parties will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof, and the Commitment Parties do not assume responsibility for the accuracy or completeness of the Information or Projections. For the avoidance of doubt, neither the making nor the accuracy of the representations set forth above, nor the provision of any supplement to the Information or Projections as described above, are a condition precedent to the commitments hereunder or the funding of the Initial Term Facility on the Closing Date.

Project Resistance – Commitment Letter

4. Fees.

As consideration for the commitments of each Initial Lender and each Lead Arranger’s and other agents’ agreements to perform the services described herein, you agree to pay (or cause to be paid) the fees set forth in the Fee Letter dated the date hereof, by and among you and the Commitment Parties, and delivered in connection with the Senior Secured Term Facilities (the “Fee Letter”), if and to the extent payable. Once paid, such fees will not be refundable under any circumstances, except as otherwise contemplated by the Fee Letter or otherwise agreed in writing by the parties hereto.

5. Conditions Precedent.

The commitments of each Initial Lender with respect to the Initial Term Facility and each Lead Arranger’s and each agent’s agreements to perform the services described herein are subject solely to the satisfaction (or waiver by the Lead Arrangers) of the conditions precedent set forth on Exhibit C to this Commitment Letter labeled “Conditions Annex” (such conditions, the “Financing Conditions” and such exhibit, the “Conditions Annex”), and, upon satisfaction (or waiver by the Lead Arrangers) of such conditions, each party thereto will execute and deliver the Facilities Documentation and the funding of the Initial Term Facility shall occur.

Notwithstanding anything in the Commitment Papers, the Facilities Documentation or any other agreement or other undertaking concerning the financing of the Transactions to the contrary, the following provisions (the “Certain Funds Provisions”) will apply:

(a) the only representations and warranties the making and accuracy of which will be a condition to the funding of the Initial Term Facility on the Closing Date will be the Acquisition Agreement Representations (as defined below) and the Specified Representations (as defined below);

(b) the terms of the Facilities Documentation and the Closing Deliverables will be subject to the Documentation Principles, will contain no conditions to the funding of the Initial Term Facility other than the Financing Conditions, and in any event will be in a form such that they do not impair the funding of the Initial Term Facility on the Closing Date if the Financing Conditions are satisfied (or waived by the Lead Arrangers); it being understood that to the extent any lien search (other than UCC searches in the jurisdictions of organization of the Borrower and guarantors), insurance certificate or endorsement, or security interest in any Collateral is not or cannot be provided, created, perfected and/or delivered on the Closing Date (other than the pledge and perfection of the security interests in (x) equity securities of the Borrower and its material, wholly owned domestic subsidiaries (to the extent required under the terms of Exhibit B hereto), (y) assets with respect to which a lien may be validly created pursuant to Article 9 of the New York UCC (“Personal Property Collateral”) and perfected by the filing of a general “all assets” financing statement under the Uniform Commercial Code and (z) U.S. federal intellectual property with respect to which a lien may be perfected by the filing of short-form intellectual property security agreements in the United States Patent and Trademark Office and/or the United States Copyright Office, as applicable; provided that stock certificates for the entities comprising the Acquired Business will only be required to be delivered on the Closing Date to the extent received by you prior to the Closing Date) after your use of commercially reasonable efforts to do so without undue burden or expense, then the provision of any such lien search, insurance certificate or endorsement or the provision and/or perfection of a security interest in such Collateral shall not constitute a condition precedent to the funding of the Initial Term Facility on the Closing Date (and failure to provide the same shall not result in a default or event of default), but instead shall be required to be provided and/or perfected 90 days after the Closing Date (or such longer period as may be agreed by the Administrative Agent, acting reasonably);

Project Resistance – Commitment Letter

(c) there are no conditions (implied or otherwise) to the commitments and agreements hereunder, and there will be no conditions (implied or otherwise) under the Facilities Documentation to the funding of the Initial Term Facility on the Closing Date (including compliance with the terms of the Commitment Papers or the Facilities Documentation), other than the Financing Conditions, and upon satisfaction (or waiver by the Lead Arrangers) of the Financing Conditions, each Administrative Agent, each Collateral Agent, each Lender and each other party thereto will execute and deliver the Facilities Documentation to which it is a party and the funding under the Initial Term Facility will occur; and

(d) the execution and delivery by the Acquired Business (the “Target Loan Parties”) of the Facilities Documentation to which it is required to be a party on the Closing Date shall be accomplished under escrow arrangements pursuant to which the Target Loan Parties’ signature pages are provided to the Administrative Agent before (or coincident with) the time the Merger is consummated in accordance with the Acquisition Agreement (the “Merger Effective Time”), and such signature pages (and the Facilities Documentation and related deliverables to which the Target Loan Parties are parties) are automatically released from escrow to such Administrative Agent concurrently with the Merger Effective Time and the adoption of related authorizing resolutions. The Target Loan Parties’ signature pages may be executed by individuals that will be officers and/or directors of a Target Loan Parties upon consummation of the Merger, whether or not such individuals are officers and/or directors of such entities prior to the consummation of the Merger, so long as such individuals are authorized in such capacity at the time such signature pages are released from the applicable escrow arrangements.

“Acquisition Agreement Representations” means each of the representations and warranties made by the Acquired Business in the Acquisition Agreement as are material to the interests of the Lenders (in their capacities as such), to the extent that you (or your affiliates) have the right (taking into account any applicable notice or cure provisions) to terminate your (or your affiliates’) obligations under the Acquisition Agreement or decline to consummate the Acquisition (in each case, in accordance with the terms of the Acquisition Agreement) as a result of a breach of such representations and warranties in the Acquisition Agreement.

“Specified Representations” means the representations and warranties of the Borrower and Holdings set forth in the Facilities Documentation relating to their organizational existence, organizational power and authority (only as to execution, delivery and performance of the Facilities Documentation and the extensions of credit thereunder), their due authorization, execution, delivery and enforceability (against them) of the Facilities Documentation, solvency on a consolidated basis as of the Closing Date (immediately after giving effect to the Transactions) consistent with the solvency certificate attached to this Commitment Letter as Annex I to Exhibit C), no conflicts of Facilities Documentation with their charter documents (as will be in effect upon consummation of, or immediately after consummation of, the Merger and the adoption of any related resolutions), compliance of the Transactions with Federal Reserve margin regulations, the Investment Company Act of 1940 and the Patriot Act, use of proceeds on the Closing Date not violating OFAC, FCPA and applicable sanctions and anti-money laundering laws and attachment and perfection of security interests in the Collateral (subject to permitted liens and the Certain Funds Provisions).

6. Indemnification; Expenses.

You agree to indemnify and hold harmless each Commitment Party and its affiliates and controlling persons and the respective officers, directors, employees, partners, agents and representatives of each of the foregoing and their permitted successors and permitted assigns (each, an “Indemnified Person”) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities and reasonable, documented out-of-pocket expenses, joint or several, excluding in each case lost profits, to which any such Indemnified Person may become subject arising out of, resulting from or in connection with any actual claim, litigation, investigation or proceeding resulting from the Commitment Papers, the Transactions or the Initial Term Facility (each, an “Action”), regardless of whether any such Indemnified Person is a party thereto and whether or not such Action is brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse each such Indemnified Person, within 30 days after receipt of a written request, together with customary backup documentation in reasonable detail,

Project Resistance – Commitment Letter

for any reasonable and documented out-of-pocket legal expenses of one firm of outside counsel for all such Indemnified Persons taken as a whole and, if necessary, of a single local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) material to the interests of all such Indemnified Persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict retains its own counsel and informs you, of another firm of counsel for all such affected Indemnified Persons, taken as a whole), or other reasonable and documented out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing (but in the case of fees and expenses of any other advisor or consultant, solely to the extent you have consented to the retention of such person (such consent not to be unreasonably conditioned, withheld or delayed)); provided, that the foregoing indemnity will not apply to losses, claims, damages, liabilities or expenses to the extent (a) resulting from the willful misconduct, bad faith, fraud or gross negligence of an Indemnified Person or any Related Indemnified Persons (as defined below), (b) arising from a material breach of the obligations of an Indemnified Person or any Related Indemnified Persons under the Commitment Papers or the Facilities Documentation, including the failure to fund the Initial Term Facility upon satisfaction of the Financing Conditions (in the case of clauses (a) and (b) as determined by a court of competent jurisdiction in a final and non-appealable judgment), or (c) arising from, or in connection with, any dispute among Indemnified Persons or any Related Indemnified Persons of the foregoing, other than any Actions against any Commitment Party in its capacity as, or in fulfilling its role as, an Administrative Agent or other agency role under the Initial Term Facility to the extent none of the exceptions in clauses (a) and (b) of this proviso would apply.

Notwithstanding any other provision of this Commitment Letter, except to the extent resulting from the willful misconduct, bad faith, fraud or gross negligence of (or breach of the Commitment Papers by) such Indemnified Person or any Related Indemnified Persons of the foregoing (as determined by a court of competent jurisdiction in a final and non-appealable judgment), no Indemnified Person will be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems (including the Platform) and neither any Indemnified Person, nor you or the Acquired Business (or any of their respective directors, officers, employees, controlling persons, affiliates or agents) will be liable for any indirect, special, punitive or consequential damages in connection with the Commitment Papers, the Initial Term Facility, the Transactions (including the Initial Term Facility and the use of proceeds thereunder), or with respect to any activities or other transactions related to the Initial Term Facility; provided, that this sentence shall not limit your indemnification or reimbursement obligations set forth herein to the extent such special, indirect, punitive or consequential damages are included in any third party claim in connection with which such Indemnified Person is entitled to indemnification hereunder.

Notwithstanding anything in the Commitment Papers, you will have no obligation to indemnify any Indemnified Person for income taxes (or similar taxes) incurred by such person in connection with the fees or other compensation such person received in connection with the Commitment Papers; provided that this sentence shall not limit your indemnification obligations and other obligations with respect to withholding taxes and other taxes after the Closing Date pursuant to the Facilities Documentation. You will not be liable for any settlement of any Action effected without your prior written consent (such consent not to be unreasonably withheld or delayed), but, if settled with your written consent or if there is a final judgment in any such Actions by a court of competent jurisdiction, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with the indemnification provisions of this Commitment Letter. You will not, without the prior written consent of an Indemnified Person (such consent not to be unreasonably withheld, conditioned or delayed), effect any settlement of any Action in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such Actions and (ii) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of such Indemnified Person. Each Indemnified Person shall be severally obligated to refund or return any and all amounts paid by you under this Section 6 to the extent such Indemnified Person is not entitled to payment of such amounts in accordance with the terms hereof.

Project Resistance – Commitment Letter

For purposes hereof, a “Related Indemnified Person” of an Indemnified Person means (a) any controlling person or controlled affiliate of such Indemnified Person, (b) the respective directors, partners, officers, or employees of such Indemnified Person or any of its controlling persons or controlled affiliates and (c) the respective agents of such Indemnified Person or any of its controlling persons or controlled affiliates, in the case of this clause (c), acting at the instructions of such Indemnified Person, controlling person or such controlled affiliate; provided, that each reference to a controlled affiliate or controlling person in this sentence pertains to a controlled affiliate or controlling person involved in the negotiation of this Commitment Letter and the Initial Term Facility.

You agree to reimburse each Commitment Party on the Closing Date (to the extent an invoice is received as set forth in paragraph 9 of Exhibit C) or, if invoiced after the Closing Date or if the Closing Date does not occur, within 30 days after presentation of a summary statement, for its reasonable and documented out-of-pocket expenses (including expenses of each Commitment Party’s due diligence investigation, travel expenses and reasonable and documented out-of-pocket fees, disbursements and other charges of one outside counsel to the Commitment Parties (taken as a whole) and, if necessary, of one local counsel to the Commitment Parties identified to you prior to the Closing Date in each relevant material jurisdiction, which may be a local counsel acting in multiple material jurisdictions), in each case, incurred in connection with the preparation, negotiation, execution and delivery of the Commitment Papers and the Facilities Documentation (collectively, the “Expenses”); provided that, subject to the immediately following sentence, if the Closing Date does not occur, your reimbursement obligations hereunder shall not exceed $250,000 in the aggregate. Notwithstanding the foregoing, you agree that if the transactions under the Acquisition Agreement shall have been terminated or abandoned and you or any of your affiliates shall receive any compensation in the nature of a break-up fee, termination fee or similar fee pursuant to the Acquisition Agreement, you will promptly apply any such compensation remaining after reimbursement of your and the Sponsor’s (and their respective affiliates’) expenses to reimburse the Commitment Parties for their Expenses in an amount not to exceed $500,000 in the aggregate. You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us, including, without limitation, fees paid pursuant hereto.

7. Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities; Binding Obligations.

You acknowledge that each Commitment Party and its affiliates may be providing debt financing, equity capital or other services (including investment banking and financial advisory services, securities trading, hedging, financing and brokerage activities, and financial planning and benefits counseling) to other companies in respect of which you or the Acquired Business may have conflicting interests. We will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you to such other companies. You also acknowledge that we do not have any obligation to use, in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us or any of our respective affiliates from such other companies.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and any Commitment Party is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether such Commitment Party has advised or is advising you on other matters, (b) each Commitment Party, on the one hand, and you, on the other hand, have an arm’s-length business relationship that does not, directly or indirectly, give rise to, nor do you rely on, any fiduciary duty on the part of such Commitment Party, and you waive, to the fullest extent permitted by law, any claims you may have against us for breach of fiduciary duty or alleged breach of fiduciary duty and agree that we will have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including equity holders, employees or creditors, (c) you are capable of evaluating and

Project Resistance – Commitment Letter

understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that each Commitment Party and its affiliates are engaged in a broad range of transactions that may involve interests that differ from your and your affiliates’ interests and that such Commitment Party has no obligation to disclose such interests and transactions to you or your affiliates, (e) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (f) each Commitment Party has been, is and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity. In addition, each Commitment Party may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates in connection therewith information concerning you and the Acquired Business, and such affiliates will be entitled to the benefits afforded to, and subject to the obligations of (including, for the avoidance of doubt, confidentiality obligations), such Commitment Party under this Commitment Letter.

You further acknowledge that each Commitment Party and its affiliates may be a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, each Commitment Party may provide investment banking and other financial services to, and/or acquire, hold or sell, for their respective own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of you, the Acquired Business and the Sponsor and other companies with which you, the Acquired Business or the Sponsor may have commercial or other relationships. With respect to any securities and/or financial instruments so held by each Commitment Party, its affiliates or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to the Transactions and the process leading thereto. Additionally, you acknowledge and agree that we are not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You will consult with your own advisors concerning such matters and will be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby.

We represent and warrant that the Commitment Papers constitute our legally valid and binding obligation to provide the services set forth herein and to fund the Initial Term Facility upon satisfaction (or waiver by the Lead Arrangers) of the Financing Conditions, in each case, enforceable at law and in equity in accordance with their terms. You represent and warrant that the Commitment Papers constitute your legally valid and binding obligation, enforceable at law and in equity against you in accordance with their terms; provided, that nothing contained in the Commitment Papers obligates you or any of your affiliates to consummate any Transaction or to draw upon all or any portion of the Senior Secured Term Facilities. No party hereto will take any position that is inconsistent with the foregoing representations and warranties.

8. Assignments; Amendments; Governing Law, Etc.

This Commitment Letter and the commitments hereunder are not assignable (except (x) assignments by you to an affiliate that is a newly formed domestic “shell” company controlled by the Sponsor that consummates or intends to consummate the Acquisition, (y) assignments by us to our controlled affiliates, managed funds or accounts or limited partners (other than Disqualified Lenders) and (z) any other assignment that occurs as a matter of law) without the prior written consent of each other party hereto, and any attempted assignment without such consent will be null and void. Notwithstanding the right to make assignments in respect of the Initial Term Facility, no Initial Lender will be relieved, released or novated from its obligations under the Commitment Papers in connection with any assignment or participation of the Initial Term Facility, including its commitments and obligations to fund the Initial Term Facility, until after the funding under the Initial Term Facility has occurred.

Project Resistance – Commitment Letter

Without limitation of the foregoing, any assignment of commitments with respect to a Senior Secured Term Facility by a Commitment Party shall be only to banks, financial institutions and other institutional lenders that are identified by such Commitment Party and, other than any assignment to its controlled affiliates, managed funds or accounts or limited partners, with respect to which you have consented (together with the Initial Lenders and any Incremental Lenders, the “Lenders”). In any event, no assignment shall be made to the following entities (collectively, the “Disqualified Lenders”):

(a)

any entity that competes with the business of the Acquired Business that is designated by you or the Sponsor as a Disqualified Lender in writing to us (or, if on or after the Closing Date, to the Administrative Agent);

(b)

certain banks, financial institutions, other institutional lenders and investors and other entities that are designated by you or the Sponsor as a Disqualified Lender in writing to us on or prior to the date hereof (or, if on or after the date hereof, to the Administrative Agent, with such post-signing updates to occur no more frequently than twice per year and subject to the consent of the Administrative Agent, not to be unreasonably withheld, conditioned or delayed); and

(c)

as to any Disqualified Lender referenced in clauses (a) and (b) above (the “Primary Disqualified Lender)”, such Disqualified Lender’s affiliates that are known or otherwise readily identifiable as such by name (other than Bona Fide Lending Affiliates with respect to which the Primary Disqualified Lender does not, directly or indirectly, possess the power to direct or cause the direction of the investment policies of such entity), or that are identified in writing to us (or, if after the Closing Date, to the Administrative Agent) by you or the Sponsor from time to time.

“Bona Fide Lending Affiliate” shall mean any bona fide debt fund, investment vehicle, regulated banking entity, non-regulated lending entity or other similar entity (in each case, other than an entity that is explicitly excluded pursuant to clause (a) or (b) above) that is primarily engaged in commercial loans and similar extensions of credit in the ordinary course of business.

Notwithstanding anything herein or in the Facilities Documentation to the contrary, no Disqualified Lender may become a Lender or have any commitment or right (including a participation right) with respect to the Senior Secured Term Facilities. To the extent persons are identified as Disqualified Lenders in writing by you after the date of this Commitment Letter (or, if on or after the Closing Date, by you to the Administrative Agent) pursuant to clauses (a) or (b) above (or otherwise become a Disqualified Lender after the date of this Commitment Letter), the inclusion of such persons as Disqualified Lenders (or such person becoming a Disqualified Lender) shall not retroactively invalidate prior assignments or participations to such person that were made in compliance with applicable assignment or participation provisions. For the avoidance of doubt, (x) any entity that is a Disqualified Lender under clause (a) or (b) above may not become a Lender due to the fact that it is an affiliate of an existing Lender and (y) “Disqualified Lenders” shall exclude any person that the Borrower has designated as no longer being a “Disqualified Lender” by written notice delivered to the Administrative Agent.

This Commitment Letter is intended to be solely for the benefit of the parties hereto (and Indemnified Persons solely to the extent expressly set forth herein), is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons solely to the extent expressly set forth herein) and is not intended to create a fiduciary relationship among the parties hereto. Any and all services to be provided by each Commitment Party hereunder may be performed by or through any of its affiliates or branches, and such affiliates and branches will be entitled to the benefits afforded to, and will be subject to the obligations of (including, for the avoidance of doubt confidentiality obligations), such Commitment Party under this Commitment Letter; provided that the applicable Commitment Party shall remain liable to the Borrower for the performance of such benefits and obligations. Except as otherwise set forth herein, this Commitment Letter may

Project Resistance – Commitment Letter

not be amended or any provision hereof waived or modified except in a writing signed by each Commitment Party and you. This Commitment Letter may be executed in any number of counterparts, each of which will be an original and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission (including in “.pdf” format) will be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and will not affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. The words “execution,” “signed,” “signature,” and words of like import this Commitment Letter or any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. The Commitment Papers supersede all prior understandings, whether written or oral, among you and us with respect to the Initial Term Facility and set forth the entire understanding of the parties hereto with respect thereto.

THIS COMMITMENT LETTER, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATING TO THIS COMMITMENT LETTER, WILL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY; provided, however, that (a) the interpretation of the definition of “Company Material Adverse Effect” (as defined in the Acquisition Agreement) and whether or not a Company Material Adverse Effect has occurred (including for purposes of the Financing Conditions), or any other term used herein that is defined by reference to the Acquisition Agreement, (b) the determination of the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy of any Acquisition Agreement Representation there has been a failure of a Financing Condition and (c) the determination of whether the Merger or Acquisition has been consummated in accordance with the terms of the Acquisition Agreement will, in each case, be governed by, and construed and interpreted in accordance with, the laws governing the Acquisition Agreement as applied to the Acquisition Agreement, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction. A determination by any court of competent jurisdiction (including any court arbitration body contemplated by the Acquisition Agreement) with respect to any of the foregoing matters described in clauses (a) through (c) of the proviso of the immediately preceding sentence shall be conclusive for all purposes hereunder.

9. WAIVER OF JURY TRIAL.

EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THE ACQUISITION, THE TRANSACTIONS, THE COMMITMENT PAPERS OR THE PERFORMANCE BY US OR ANY OF OUR AFFILIATES OF THE SERVICES HEREUNDER OR THEREUNDER.

10. Jurisdiction.

Each party hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in the City of New York, and any appellate court from any such court, in any suit, action, proceeding, claim or counterclaim arising out of or relating to the Commitment Papers, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such suit, action, proceeding, claim or counterclaim will be

Project Resistance – Commitment Letter

heard and determined in such New York State or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action, proceeding, claim or counterclaim arising out of or relating to the Commitment Papers in any court in which such venue may be laid in accordance with the preceding clause of this sentence, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action, proceeding, claim or counterclaim in any such court, (d) agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and (e) agrees a determination by any court of competent jurisdiction (including any court contemplated by the Acquisition Agreement and including any alternate dispute resolution procedures as may be contemplated by the Acquisition Agreement) with respect to the right to terminate the Acquisition Agreement and whether the parties thereto have an obligation to consummate the Acquisition (including with respect to termination rights and satisfaction of conditions) shall be conclusive for all purposes under this Commitment Letter. Service of any process, summons, notice or document by registered mail or overnight courier addressed to any of the parties hereto at the addresses above will be effective service of process against such party for any suit, action, proceeding, claim or counterclaim brought in any such court.

11. Confidentiality.

This Commitment Letter is delivered to you on the understanding that neither the Fee Letter nor this Commitment Letter, or their terms or substance, may be disclosed by you to any other person or entity prior to their acceptance by you, except

a)

solely on a confidential basis, to the Sponsor, any Investor or potential Investor and to your and their respective officers, directors, employees, affiliates, controlling persons, members, partners, equity holders, attorneys, accountants, representatives, experts, agents and advisors;

b)	if each Commitment Party consents in writing to such proposed disclosure;

c)	that the Term Sheet and the existence of this Commitment Letter (but not any other contents of the Commitment Papers) may be disclosed to any rating agency in connection with the Transactions;

d)

pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or regulation or as requested by a governmental authority, in each case based on the advice of your legal counsel (in which case you agree to inform us promptly thereof to the extent practicable and not prohibited by applicable law, rule or regulation);

e)

you may disclose the Commitment Papers and the contents thereof to the Acquired Business and their respective officers, directors, employees, equity holders, attorneys, accountants, representatives, agents and advisors on a confidential basis (provided that the Fee Letter will be redacted in the manner described in the Acquisition Agreement as of the date hereof);

f)

you may disclose the aggregate amount of the fees (including upfront fees and OID) payable under the Fee Letter as part of the Projections, pro forma information or disclosure regarding sources and uses (but without disclosing any specific fees set forth therein);

g)

you may disclose, on a confidential basis, the Fee Letter and the contents thereof to your and the Acquired Business’ auditors and accounting and tax advisers for customary accounting and tax purposes, including accounting for deferred financing costs;

Project Resistance – Commitment Letter

h)	you may disclose the Commitment Papers in connection with the enforcement of your rights or remedies hereunder or under the Fee Letter;

i)

you may disclose this Commitment Letter and its contents (but not the Fee Letter or the contents thereof) after your acceptance thereof or prior thereto to the extent that such information becomes publicly available other than by reason of improper disclosure by you or any of your affiliates in violation of any confidentiality obligations hereunder; and

j)	you may disclose this Commitment Letter and its contents (but not the Fee Letter) in connection with any public filing requirement.

Each Commitment Party and its affiliates will use all confidential information provided to it or such affiliates by or on behalf of you and the contents of the Commitment Papers solely for the purpose of providing the services that are the subject of this Commitment Letter and will treat confidentially all such information and the Commitment Papers; provided, that the foregoing sentence will not prevent such Commitment Party from disclosing any such information, (a) pursuant to the order of any court or administrative agency or otherwise as required by applicable law or regulation (in which case such Commitment Party agrees to inform you promptly thereof to the extent lawfully permitted to do so, unless such Commitment Party is prohibited by applicable law from so informing you), (b) upon the request or demand of any governmental, regulatory authority having jurisdiction over such Commitment Party or any of its affiliates (in which case such Commitment Party agrees to inform you promptly thereof prior to such disclosure, unless such Commitment Party is prohibited by applicable law from so informing you, or except in connection with any routine request as part of any routine or ordinary course regulatory audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such Commitment Party or any of its affiliates or any of their respective members, partners (including existing and prospective limited partners), officers, directors, employees, legal counsel, independent auditors, professionals and other experts or agents, advisors, controlling persons and other representatives, (d) to the extent that such information is received by such Commitment Party from a third party that is not to such Commitment Party’s knowledge subject to confidentiality obligations to you, Holdings, the Target, the Sponsor or their respective affiliates, (e) to the extent that such information is independently developed by such Commitment Party without the use of any confidential information, (f) to the members, partners, directors (or equivalent managers), managed funds, managed accounts, officers, employees, agents, affiliates, limited partners, managers, investors, attorneys, accountants, independent auditors or other experts and advisors of such Commitment Party, in each case, who need to know such information in connection with the Transactions, are informed of the confidential nature of such information and are instructed to keep such information confidential (provided that such Commitment Party shall be responsible for the compliance of such persons with the provisions of this paragraph), (g) except with respect to the Fee Letter, to bona fide prospective Lenders, participants or assignees or any bona fide potential counterparty (or its advisors) to any swap or derivative transaction relating to the Acquired Business or any of its subsidiaries or any of their respective obligations, in each case who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph), subject to the proviso below, (h) to ratings agencies for the purposes of obtaining a private rating letter or shadow rating in connection with the Transactions, so long as, prior to any such disclosure, such rating agency shall have agreed in writing to maintain the confidentiality of such materials, or (i) in connection with the enforcement of our rights hereunder or under the Fee Letter; provided, that (i) the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants will be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and the Commitment Parties, including, without limitation, as agreed in any marketing materials) in accordance with customary market standards for dissemination of such type of information, which will in any event require “click through” or other affirmative actions on the part of the recipient to access such information and (ii) no such disclosure will be made to any Disqualified Lender.

Project Resistance – Commitment Letter

After the closing of the Transactions and at such Commitment Party’s expense, each Commitment Party may, with the prior written consent of the Borrower, (i) place advertisements in periodicals and on the Internet as it may choose and (ii) on a confidential basis, circulate promotional materials in the form of a “tombstone” or “case study” (and, in each case, otherwise describe the names of any of you or your affiliates and any other information about the Transactions, including the amount, type and closing date of the Initial Term Facility). In addition, the Commitment Parties may disclose the existence of the Initial Term Facility and the information about the Initial Term Facility to market data collectors, similar service providers to the lending industry, and service providers to such Commitment Party in connection with the administration and management of the Initial Term Facility.

The obligations under this section with respect to the Commitment Letter but not the Fee Letter will automatically terminate and be superseded by the confidentiality provisions in the Facilities Documentation (to the extent set forth therein) upon the execution and delivery of the Facilities Documentation and in any event will terminate on the first anniversary of the date of this Commitment Letter.

12. Surviving Provisions.

The compensation, information, indemnification, expense reimbursement, payment of fees, confidentiality, jurisdiction, venue, governing law, no agency or fiduciary duty and waiver of jury trial provisions contained in the Commitment Papers will remain in full force and effect regardless of whether definitive financing documentation is executed and delivered and notwithstanding the termination of this Commitment Letter or the Initial Lenders’ commitments hereunder and the Lead Arrangers’ and other agents’ several agreements to provide the services described herein; provided, that your obligations under the Commitment Papers, other than those relating to compensation, information and confidentiality, shall automatically terminate and be superseded by the Facilities Documentation upon consummation of the Transactions and the payment of all amounts owing at such time under the Commitment Papers.

13. Patriot Act Notification.

We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”) and the requirements of the beneficial ownership certification required by 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation), each Commitment Party and each Lender is required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes the name, address, tax identification number and other information regarding the Borrower and each Guarantor that will allow such Commitment Party or such Lender to identify the Borrower and each Guarantor in accordance with the Patriot Act and the Beneficial Ownership Regulation. This notice is given in accordance with the requirements of the Patriot Act and the Beneficial Ownership Regulation and is effective as to each Commitment Party and each Lender.

14. Acceptance and Termination.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to the Lead Arrangers (or their counsel) counterparts hereof and of the Fee Letter executed by you.

Project Resistance – Commitment Letter

If you do so execute and deliver this Commitment Letter and the Fee Letter to the Lead Arrangers, we agree to hold our commitment available for you until the earliest of (such earliest date being the “Termination Date”): (a) the date that is 5 business days after the “Outside Date” (as defined in the Acquisition Agreement as of the date hereof), (b) the date on which you notify us in writing that the Acquisition Agreement has terminated in accordance with its terms without the funding of the Initial Term Facility and (c) the date of the consummation of the Acquisition (but not, for the avoidance of doubt, prior to the consummation thereof) with or without the effectiveness of the Facilities Documentation or the funding of the Initial Term Facility. Upon the occurrence of the Termination Date, this Commitment Letter and the commitments and undertakings of each Commitment Party hereunder will automatically terminate, unless such Commitment Party, in its discretion, agrees to an extension. The termination of any commitment pursuant to this paragraph will not prejudice your rights and remedies in respect of any breach or repudiation of the Commitment Papers.

You shall have the right to terminate this Commitment Letter and the commitments of the Initial Lenders hereunder in full or in part, on a pro rata basis among the Initial Lenders, at any time upon written notice to them from you, subject to your surviving obligations as set forth in paragraph 12 of this Commitment Letter.

[Signature pages follow]

Project Resistance – Commitment Letter

We are pleased to have this opportunity and we look forward to working with you on this transaction.

Very truly yours,

OAKTREE CAPITAL MANAGEMENT, L.P., solely in its capacity as investment manager of certain funds or accounts managed by it

By:	/s/ Matthew Stewart
	Name:	Matthew Stewart
	Title:	Managing Director

By:	/s/ Mary Gallegly
	Name:	Mary Gallegly
	Title:	Managing Director

[SIGNATURE PAGE TO COMMITMENT LETTER]

Project Resistance

Accepted and agreed to as of
the date first written above:

RESISTANCE ACQUISITION, INC.

By:	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

[SIGNATURE PAGE TO COMMITMENT LETTER]

Project Resistance

CONFIDENTIAL	SCHEDULE I

Project Resistance

Commitment Schedule1

Commitments

In connection with the Transactions, each Initial Lender commits to provide that percentage of the Initial Term Facility set forth opposite its name in the table below:

Initial Lender	Initial Commitment	Initial Commitment Percentage
Oaktree Capital Management, L.P.	$175,000,000	100%
Total	$175,000,000	100%

Titles and Roles

In connection with the Transactions, each Commitment Party (acting alone or through or with affiliates selected by it) will act with and have the title(s) and in the role(s) set forth opposite its name with respect to the Initial Term Facility.

Title/Role	Initial Term Facility
Administrative Agent	As set forth on Exhibit B
Collateral Agent	As set forth on Exhibit B
Lead Arrangers	Oaktree Capital Management, L.P.

[1]

All capitalized terms used but not defined in this exhibit have the meanings given to them in the Commitment Letter to which this exhibit is attached, including the other exhibits thereto. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this exhibit is determined by reference to the context in which it is used.

Project Resistance – Commitment Letter

Schedule I

CONFIDENTIAL	EXHIBIT A

Project Resistance

Transaction Description2

It is intended that:

(a) The Borrower will directly or indirectly acquire (the “Acquisition”) the Target and its subsidiaries, pursuant to that certain Agreement and Plan of Merger, by and among the Borrower, Merger Sub, the Target, and the other parties thereto (together with the schedules and exhibits to such agreement, as such agreement, schedules and exhibits may amended from time to time in a manner that would not result in a failure of the condition precedent set forth in paragraph 1 of Exhibit C to this Commitment Letter, the “Acquisition Agreement”), and will consummate the other transactions contemplated by the Acquisition Agreement (including making certain payments in connection with the “change of control” of the Target that will be triggered by the Acquisition). The Acquisition is structured as a merger, in which Merger Sub will merge with and into Target, with Target surviving such merger as a wholly-owned direct subsidiary of the Borrower (the “Merger”).

(b) The Sponsor and other equity investors (the “Investors”) will, directly or indirectly, (x) contribute to the Borrower (or a direct or indirect parent of the Borrower) cash and/or equity in exchange for equity of the Borrower (or such direct or indirect parent) (the “Equity Contribution”), in a minimum amount of $290,000,000, inclusive of rollover equity ($275,000,000 excluding rollover equity) (collectively, the “Minimum Equity Contribution”) (and which, with respect to any preferred equity of the Borrower, if any, will be on terms reasonably acceptable to the Lead Arrangers), and (y) fund at least $15,000,000 of additional cash to the balance sheet of Holdings and its subsidiaries (the “Minimum Cash Injection”). Any such parent will contribute, or cause to be contributed, all such cash and equity to the Borrower substantially simultaneously with (or prior to) the funding of the Initial Term Facility. To the extent any stockholder or other equity holder of the Acquired Business has exercised appraisal rights in connection with the Transactions, then on the Closing Date the Investors may elect to issue one or more equity commitment letters and/or arrange for one or more letters of credit to be issued on their behalf in an aggregate amount not less than the amount of consideration that would otherwise be paid under the Acquisition Agreement in respect of the shares or other equity interests subject to such appraisal rights (the “Appraisal Shares”) and, for purposes of this Commitment Letter, an aggregate amount of such equity commitment letters and/or letters of credit up to, but not in excess of, the amount of consideration that would otherwise be paid under the Acquisition Agreement in respect of the Appraisal Shares shall be included in the amount of the Equity Contribution from and after the Closing Date as if such amount was funded in cash (with it being understood that, on or prior to the date of the final resolution of all such appraisal rights, the lesser of (a) the amount necessary to satisfy such appraisal rights in full and (b) an amount equal to the full amount committed under such equity commitment letters and/or the face value of any such letters of credit shall be funded, directly or indirectly, in cash to the Borrower in the form of common equity, or other equity on terms reasonably acceptable to the Commitment Parties).

(c) The Borrower will obtain $175,000,000 in aggregate principal amount of senior secured term loans (the “Initial Term Facility”) having terms materially consistent with those set forth on the term sheet attached to this Commitment Letter as Exhibit B (including the annexes attached thereto, the “Term Sheet”).

[2]

All capitalized terms used but not defined in this exhibit have the meanings given to them in the Commitment Letter to which this exhibit is attached, including the other exhibits thereto. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this exhibit is determined by reference to the context in which it is used.

Project Resistance – Commitment Letter

Exhibit A

(d) The proceeds of the Equity Contribution and the borrowing under the Initial Term Facility on the Closing Date will be applied on the Closing Date,

(i)	to consummate the transactions contemplated by, and pursuant to the terms of, the Acquisition Agreement;

(ii)

to finance (1) the repayment of the loan facilities of the Acquired Business pursuant to (x) that certain Loan Agreement, dated as of December 31, 2020 by and between R-Bridge Healthcare Cayman AIV, L.P., as lender and PRTK SPV2 LLC, as borrower, and (y) that certain loan agreement, dated as of February 26, 2019 between Healthcare Royalty Partners III, L.P., as lender and Paratek Royalty Corporation, as borrower (clauses (x) and (y), collectively, the “Existing Loan Facilities”) and (2) the satisfaction of the obligations to repurchase notes or settle conversions with respect to any notes issued pursuant to that certain Indenture, dated April 23, 2018 (the “Indenture” and such notes, the “Convertible Notes”) between the Acquired Business and U.S. Bank National Association as trustee, including any required payment of cash upon conversion or required repurchase of such notes in connection with the “Fundamental Change” (as defined in the Indenture) and/or “Make-Whole Fundamental Change” (as defined in the Indenture) related to the Acquisition (this clause (ii), the “Refinancing”);

(iii)	to pay fees, costs and expenses related to the Transactions (such fees, costs and expenses, the “Transaction Costs”); and

(iv)	for working capital and other general corporate purposes, including, for the avoidance of doubt, to fund cash to the balance sheet of the Borrower.

The transactions described above, together with the transactions related thereto, are collectively referred to herein as the “Transactions.” The Term Sheet (together with the Documentation Principles) reflect all material terms related to the Initial Term Facility. For purposes of the Commitment Papers, “Closing Date” means the date of the funding of the Initial Term Facility. All references to “dollars” and “$” are to the lawful currency of the United States of America.

A-2

Project Resistance – Commitment Letter

Exhibit A

CONFIDENTIAL	EXHIBIT B

Project Resistance

Term Sheet1

Borrower:	Resistance Acquisition, Inc., a Delaware corporation (or any permitted assignee thereof pursuant to the terms of the Commitment Letter) (the “Borrower”).

Holdings:	Resistance Intermediate, Inc., a Delaware corporation.

Administrative Agent and Collateral Agent:	Oaktree Fund Administration, LLC will act as sole administrative agent (in such capacity, the “Administrative Agent”) and sole collateral agent (in such capacity, the “Collateral Agent”), in each case, for the Lenders under the Senior Secured Term Facilities described in this Term Sheet.

Transactions:	As described on the “Transaction Description” attached to the Commitment Letter as Exhibit A.

Lenders:	The Initial Lenders and, following the funding of the Initial Term Facility on the Closing Date, the Lenders.

Initial Term Facility:	A senior secured first-lien term loan facility (the “Initial Term Facility” and the loans thereunder, the “Initial Term Loans”) in an aggregate principal amount of $175,000,000, to be made available in a single drawing on the Closing Date. Amounts repaid or prepaid with respect to the Term Loans may not be reborrowed.

Incremental Term Facilities:

The Facilities Documentation will permit the Borrower to add one or more incremental term loan facilities (which may take the form of a delayed draw term facility) and/or to increase any existing term loan facility (any such new facility or increase, an “Incremental Term Facility” and the loans thereunder, “Incremental Term Loans”; all Incremental Term Facilities, together with the Initial Term Facility, are referred to collectively as the “Senior Secured Term Facilities”, and all Incremental Term Loans, together with the Initial Term Loans, are referred to collectively as the “Term Loans”). The original principal amount of any individual Incremental Term Facility must be at least $25,000,000, and the aggregate principal amount of all Incremental Term Facilities, taken together, shall not exceed $100,000,000.

Incremental Term Facilities are, for the avoidance of doubt, uncommitted as of the Closing Date, but may be established in one or more tranches at any time on or after the Closing Date, subject only to the consent of the Borrower, the Administrative Agent and the lenders who will be providing the loans and commitments under such Incremental Term Facility (such lenders, the “Incremental Lenders”).

[1]

Capitalized terms used but not defined in this exhibit have the meanings set forth in the Commitment Letter to which this exhibit is attached or the other exhibits to the Commitment Letter. As used in this exhibit, “Administrative Agent,” “Lead Arrangers,” “Lenders,” and “Loans” refers to the Lead Arrangers, Lenders and Loans under the Facilities described in this Term Sheet.

Project Resistance – Commitment Letter

Exhibit B

The Borrower shall seek commitments in respect of any Incremental Term Facility from the existing Lenders (each of which shall be entitled to agree or decline to participate in its sole discretion). No Incremental Term Facilities may be provided by any entity other than an existing Lender without the consent of the existing Lenders and the Administrative Agent.

The Incremental Term Facilities will have the same guarantees as, and shall be secured on a pari passu basis by the same Collateral securing, the Initial Term Facility, and will otherwise have substantially the same terms as those applicable to the Initial Term Loans (including the interest rate and maturity date).

Each Incremental Term Facility shall be established pursuant to an amendment to the Facilities Documentation. Such amendment shall only be required to be executed by the Borrower, the Incremental Lenders providing such Incremental Term Facility and the Administrative Agent, and shall not be executed by (or subject to the consent of) any existing Lender that is not providing such Incremental Term Facility.

Purpose:

(A)  Proceeds of the Initial Term Loans will be used to finance the Transactions, including the Acquisition and the Merger, the Refinancing and the payment of related fees, costs and expenses, and for working capital and other general corporate purposes (including, for the avoidance of doubt, to fund cash to the balance sheet of the Borrower).

(B)  Proceeds of the Incremental Term Loans will be used to finance business development activities (including bolt-on product acquisitions and product in-licensing) and such other purposes as may be consented to by the Administrative Agent.

Conditions to Funding of Incremental Term Loans:	The making of each loan under an Incremental Term Facility shall be conditioned upon (a) delivery of a customary borrowing notice, (b) the accuracy of representations and warranties in all material respects, (c) the absence of defaults or events of default immediately after giving effect to the making of such loan and (d) such other conditions as may be agreed.

Project Resistance – Commitment Letter

Exhibit B

Mandatory Prepayments:

The Term Loans shall be prepayable:

(a) with 100% of the net cash proceeds from asset sales and casualty events (other than (x) certain ordinary course asset sales permitted under the Facilities Documentation and (y) asset sales pursuant to any Specified License or any Permitted Royalty Agreement), subject to customary exceptions and reinvestment rights to be agreed; it being understood that any prepayment premium, exit fees or similar fees that would otherwise be due and payable at the time of such mandatory prepayment may be, at the Borrower’s option, “paid in kind” by being capitalized and added to the principal balance of the Term Loans;

(b) with 65% of the net cash proceeds from any Permitted Royalty Agreement, subject to reinvestment rights to be agreed;

c) with 100% of the net cash proceeds from the issuance or incurrence of indebtedness other than any indebtedness permitted under the Facilities Documentation;

(d) in full upon the occurrence of any change of control; and

(e) with 100% of the proceeds from any cash equity contribution made to cure a breach of the minimum sales covenant.

Each Lender shall have the right to decline all or a portion of its pro rata share of any mandatory prepayment.

“Specified Licenses” shall mean, collectively, (x) any license that has terms that are, when taken together as a whole, no less favorable to the Borrower than those identified on the licensing term sheets delivered to the Commitment Parties prior to the date hereof, and (y) any other license relating to the licensing of Nuzyra outside of the U.S. in an arm’s length transaction and on commercially reasonable terms that the Administrative Agent agrees shall constitute a “Specified License” (such consent not to be unreasonably withheld, conditioned or delayed).

“Permitted Royalty Agreement” shall mean any agreement providing for the sale or other monetization on commercially reasonable terms of royalties (i) due from Almirall, LLC to the Borrower based on U.S. and China sales of Seysara or (ii) due from Zai (Shanghai) Co., Ltd. to the Borrower based on China sales of Nuzyra.

Prepayment Premium:	Any (x) optional prepayment of the Term Loans, (y) mandatory prepayment of the Term Loans or (z) acceleration of the Term Loans pursuant to the Facilities Documentation shall, in each case, be accompanied by a prepayment fee equal to (a) if such prepayment is made prior to the second anniversary of the Closing Date, an amount equal to the Make-Whole Premium, (b) if such prepayment is made on or after the second anniversary of the Closing Date but prior to the third anniversary of the Closing Date, 3.00% of the amount of the principal prepaid, (c) if such prepayment is made on or after the third anniversary of the Closing Date but prior to the fourth anniversary of the Closing Date, 1.00% of the amount of the principal prepaid and (d) if such prepayment is made on or after the fourth anniversary of the Closing Date, 0.00% of the amount of the principal prepaid.

Project Resistance – Commitment Letter

Exhibit B

“Make-Whole Premium” means, with respect to any Term Loans being prepaid or accelerated on any applicable date, as calculated in good faith by the Borrower, the excess, if any, of: (a) the present value at such prepayment date of (i) the prepayment price of the Term Loans being prepaid at the second anniversary of the Closing Date plus (ii) all required interest payments due on such Term Loans being prepaid to the second anniversary of the Closing Date (excluding accrued but unpaid interest to (but not including) the prepayment date), in the case of each of clauses (i) and (ii) above, computed using a discount rate equal to the Treasury Rate plus 50 basis points; over (b) the then-outstanding principal amount of such Term Loans being prepaid.

For purposes of the Make-Whole Premium, “Treasury Rate” means (subject to a 0% floor) the yield to maturity as of the date of the relevant prepayment notice of the most recently issued United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (or is obtainable from the Federal Reserve System’s Data Download Program as of the date of such H.15) that has become publicly available at least two Business Days prior to such date (or, if such Statistical Release is no longer published, any publicly available source of similar market data reasonably acceptable to the Administrative Agent)) most nearly equal to the period from the date of such prepayment notice to the second anniversary of the Closing Date; provided, however, that if the period from such date to the second anniversary of the Closing Date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Documentation Principles:	The Facilities Documentation will (i) be prepared by counsel to the Sponsor and (ii) be substantially in the form of the Agreed Precedent (as defined below), as modified in a manner consistent with the Commitment Papers and otherwise mutually agreed to be customary and appropriate for transactions of this type. “Agreed Precedent” means the definitive documentation for the senior secured credit facilities incurred by Ginger Merger Sub, Inc. and Radius Health, Inc., on August 15, 2022, in each case, including all agreements and documents relating to such facilities and financings, and with (a) modifications as are necessary to reflect the financing structure and the other terms set forth in this Commitment Letter (including, without limitation, the basket amounts and thresholds set forth in Annex I to Exhibit B hereto) and the Fee Letter, and to give due regard to the Model (as defined below) and the quality of earnings report provided to the Lead Arrangers prior to the date of this Commitment Letter, (b) modifications as are necessary to reflect the operational and strategic requirements of the Borrower and its subsidiaries in light of their industries, businesses, geographic locations, business practices, financial accounting and proposed business plan, and the disclosure schedules to the Acquisition Agreement and (c) modifications to reflect changes in law or accounting standards since the date of such precedent. The two preceding sentences are referred to herein, collectively, as the “Documentation Principles.” Capitalized terms used but not defined in this Term Sheet have the meanings set forth in the Commitment Letter, the Fee Letter or in the Agreed Precedent, as applicable. The Facilities Documentation will contain only those conditions to borrowing expressly set forth in the Commitment Letter and Term Sheet.

Project Resistance – Commitment Letter

Exhibit B

Interest Rate:

The Term Loans will accrue interest at a rate equal to Term SOFR for a 3-month tenor plus a margin of 7.75% (such margin, the “Margin”); provided that if the trailing-twelve month revenue generated from Nuzyra Sales (as defined below) exceeds $175,000,000 as of any date prior to December 31, 2025, the Margin will be reduced to 7.50% from such date through and including December 31, 2025.

The floor for 3-month Term SOFR shall be 2.75%.

The Interest will be calculated on the basis of the actual number of days elapsed based on a 360-day year, and will be payable quarterly.

Maturity and Amortization:

The Term Loans will mature on the date that is five (5) years after the Closing Date (the “Maturity Date”).

The Term Loans will be interest-only for the first twelve (12) full fiscal quarters after the Closing Date.

Amortization will begin on the thirteenth (13th) full fiscal quarter after the Closing Date, with quarterly installments (payable on the last business day of each applicable fiscal quarter) of:

(i) from the thirteenth (13th) full fiscal quarter ending after the Closing Date through and including the sixteenth (16th) full fiscal quarter ending after the Closing Date, 5.0% per quarter of the principal amount of funded Term Loans outstanding on the third anniversary of the Closing Date; and

(ii) from the seventeenth (17th) full fiscal quarter ending after the Closing Date through the Maturity Date, 7.5% per quarter of the principal amount of funded Term Loans outstanding on the third anniversary of the Closing Date, with the balance payable on the maturity date set forth above (and in each case, subject to reduction as a result of prepayments consistent with the Documentation Principles).

Project Resistance – Commitment Letter

Exhibit B

Guarantees:	All obligations of the Borrower under the Senior Secured Term Facilities will be unconditionally guaranteed jointly and severally on a senior secured basis (the “Guarantees”) by Holdings and each existing and subsequently acquired or organized subsidiary of the Borrower (the “Subsidiary Guarantors” and, together with Holdings, the “Guarantors” and the Guarantors together with the Borrower, the “Loan Parties”). Notwithstanding the foregoing, the following persons shall not be required to guarantee the Senior Secured Term Facilities (and the Loan Parties shall not include any such subsidiary): (i) any subsidiary incorporated in the Commonwealth of Massachusetts solely for the purpose of holding investments as a Massachusetts security corporation under 830 CMR 63.38B.1 of the Massachusetts tax code and applicable regulations (including, as of the Closing Date, Paratek Securities Corporation) (“MSC Subsidiary”), (ii) any special purpose entity, not-for-profit subsidiary or captive insurance subsidiary, (iii) any immaterial subsidiary (to be defined in the Facilities Documentation), (iv) any subsidiaries that are prohibited by applicable law from guaranteeing the facilities or which would require approval from a third party (including a governmental authority) to guarantee the facilities that is required on the Closing Date or at the time such subsidiary becomes a subsidiary (including pursuant to assumed indebtedness) (but not incurred in contemplation thereof), (v) any subsidiaries for which providing guarantees and/or security would cause a material adverse tax consequence to the Borrower or any of its subsidiaries (as reasonably determined by the Borrower) and (vi) other subsidiaries as mutually agreed. Notwithstanding the foregoing, Paratek Ireland Limited shall not be required to provide guarantees or security with respect to the Senior Secured Term Facilities as of the Closing Date and so long as it remains an immaterial subsidiary.

Security:

Subject to the Certain Funds Provisions and the Documentation Principles, obligations of the Loan Parties in respect of the Senior Secured Term Facilities will be secured jointly and severally on a first priority basis by substantially all assets of the Loan Parties, wherever located, now owned or hereafter acquired (collectively, the “Collateral”), subject to exceptions to be mutually agreed in the Facilities Documentation, including without limitation:

(i)any general intangibles or other rights or interests, in each case arising under any contracts, instruments, leases, licenses, permits, letters of credit, purchase money arrangements, instruments or other documents as to which the grant of a security interest would (A) constitute or result in the unenforceability of any of the foregoing documents or (B) give any other party to such contract, instrument, lease, license, permit, letter of credit, purchase money arrangement, instrument or other document the right to terminate its obligations thereunder;

(ii)trademark applications filed in the United States Patent and Trademark Office on the basis of such Grantor’s “intent to use” such trademark pursuant to Section 1(b) of the Lanham Act solely to the extent that granting a lien in such trademark application prior to such filing would adversely affect the enforceability or validity of, or render void or voidable or result in the cancellation of any Loan Party’s right, title or interest in, such trademark application or any trademark issued as a result of such application under applicable law; provided that if the foregoing no longer applies following the issuance of a registered trademark resulting from such intent-to-use trademark application, such intent-to-use trademark application shall be automatically included as Collateral;

Project Resistance – Commitment Letter

Exhibit B

(iii)any asset, the granting of a security interest in which would be void or illegal under any applicable law, would require any governmental or regulatory consent, license or authorization (unless such consent, license or authorization has been obtained), or pursuant thereto would result in, or permit the termination of, such asset;

(iv)any asset subject to a purchase money security interest, finance lease obligation or similar arrangement to the extent that the grant of other Liens on such asset (A) would result in a breach, violation or invalidation of, or constitute a default under, the agreement or instrument governing such arrangement or (B) would require the consent of any other party to such arrangement;

(v)the Excluded Accounts (to be defined in the Facilities Documentation);

(vi)any particular asset as to which the Administrative Agent and the Borrower have determined that the burden or cost of providing a pledge thereof or a security interest therein will outweigh the benefits to be obtained by the Lenders therefrom;

(vii)any particular asset for which providing guarantees and/or security would cause a material adverse tax consequence to the Borrower or any of its subsidiaries (as reasonably determined by the Borrower);

(viii)margin stock;

(ix)any fee-owned or leasehold real property other than Material Real Property (to be defined in the Facilities Documentation); and

(x)motor vehicles, aircraft and other assets subject to certificates of title, except to the extent a security interest therein can be perfected by the filing of a general “all assets” UCC financing statement.

Notwithstanding anything herein to the contrary, the only actions that shall be required for creation or perfection of a security interest in the Collateral are (i) the filing of a general “all asset” UCC-1 financing statement in the applicable filing office, (ii) the delivery of share certificates (if any) with respect to the shares of wholly-owned material domestic subsidiaries, (iii) the filing of short-form intellectual property security agreements in the United States Patent and Trademark Office and/or the United States Copyright Office, as applicable, with respect

Project Resistance – Commitment Letter

Exhibit B

to U.S. federal (x) trademark applications and registrations, (y) patent applications and patents and (y) copyright registrations and (iv) the entry into account control agreements with respect to deposit accounts held by Loan Parties (other than Excluded Accounts (to be defined in the Facilities Documentation)), with such account control agreements to be delivered within 45 days after (x) the Closing Date or (y) if later, the opening or acquisition of such deposit account (or in each case, such later date as may be agreed by the Administrative Agent in its reasonable discretion) (and for the avoidance of doubt, cash in such accounts shall still be considered “unrestricted cash” during such interim period). In addition, the Borrower shall use commercially reasonable efforts to obtain landlord waivers with respect to material locations (to be agreed) within 45 days after (x) the Closing Date or (y) if later, the opening or acquisition of such material location (or in each case, such later date as may be agreed by the Administrative Agent in its reasonable discretion).

For the avoidance of doubt, in no event shall (a) notices be required to be sent to account debtors or other contractual third-parties prior to the occurrence and during the continuance of an event of default or (b) creation or perfection (except to the extent perfected through the filing of general “all asset” Uniform Commercial Code financing statements) be required with respect to letter of credit rights and commercial tort claims, in each case below a threshold to be agreed or (c) actions in any non-U.S. jurisdiction (including non-U.S. intellectual property filings) be required to be taken in order to create or perfect any security interest in any assets.

Representations and Warranties:	Subject to the Certain Funds Provision and subject to limitations for materiality, exceptions and qualifications to be provided in the Facilities Documentation, the representations and warranties are to be limited to the following (to be applicable to the Borrower and its subsidiaries and, solely with respect to limited matters to be agreed, Holdings): organization and existence, due authorization, execution and delivery of the Facilities Documentation, enforceability of the Facilities Documentation, no violation of, or conflict with, law or organizational documents, compliance with law, material government approvals with respect to the Senior Secured Term Facilities, financial information, no material adverse effect, litigation, labor and environmental matters, subsidiaries, ownership of properties, taxes, benefit plans, accuracy of information as of the Closing Date, Regulations U and X, consolidated solvency as of the Closing Date, intellectual property, Investment Company Act and OFAC, FCPA and other applicable sanctions and anti-money laundering laws.

Affirmative Covenants:	The affirmative covenants shall be limited to the following (to be applicable to the Borrower and its subsidiaries and, solely with respect to further assurances on security, Holdings):

Project Resistance – Commitment Letter

Exhibit B

•  financial information and reports (with delivery of (i) quarterly unaudited financials to be delivered within 45 days of the first three quarters of each fiscal year and (ii) annual audited financials to be delivered within 120 days of the end of each fiscal year, accompanied by an opinion of a nationally recognized accounting firm (or another accounting firm reasonably acceptable to the Administrative Agent) that is not subject to any “going concern” or like qualification or exception or emphasis of matter (other than a going concern qualification based solely on (i) the upcoming maturity date of the Loans occurring within 12 months of the date of the relevant audit or (ii) a breach or anticipated breach of financial covenants under the Facilities Documentation) or any qualification or exception as to the scope of the relevant audit (any such “going concern” or like qualification or exception or emphasis of matter that is based on insufficient liquidity, a “Going Concern Liquidity Qualification”);

•  compliance certificates (to be delivered (x) concurrently with each set of quarterly and annual financials, and (y) within 10 business days after the end of each calendar month (with the certificate in clause (y) to only contain a certification with respect to compliance with the Minimum Liquidity Covenant));

•  delivery of board materials, in each case, subject to customary redactions related to attorney-client privilege or conflicts of interest;

•  an annual budget concurrently with the delivery of the audited financial statements for the preceding fiscal year;

•  quarterly lender calls, at the reasonable request of the Administrative Agent;

•  notices of defaults, events of default and certain other material events;

•  maintenance of existence;

•  compliance with laws (including ERISA, environmental laws, OFAC, FCPA and other applicable sanctions and anti-money laundering laws);

•  maintenance of properties;

•  insurance;

•  payment of taxes;

•  books and records and inspection rights;

•  use of proceeds;

•  future guarantors and security;

Project Resistance – Commitment Letter

Exhibit B

•  cash management;

•  changes in business activities;

•  changes in legal name, entity type or jurisdiction;

•  transactions with affiliates; and

•  post-closing matters (as needed);

subject, in the case of each of the foregoing covenants, to limitations for materiality, exceptions and qualifications to be provided in the Facilities Documentation.

At any time that any MSC Subsidiary holds any cash, the Borrower shall ensure that the aggregate amount of cash and cash equivalents held in controlled accounts is greater than or equal to 105% of the amount required to prepay the outstanding obligations under the Senior Secured Term Facilities in full at such time.

Negative Covenants:

The negative covenants shall be limited to the following (to be applicable to the Borrower and its subsidiaries and, solely with respect to the passivity covenant, Holdings):

•  indebtedness;

•  liens;

•  financial covenants (as set forth below);

•  investments (including permitted acquisitions);

•  restricted payments;

•  consolidations and mergers;

•  dispositions;

•  payments of certain indebtedness;

•  restrictive agreements;

•  modifications and terminations of organizational documents of Loan Parties, to the extent they would be materially adverse to the interests of the Administrative Agent and the Lenders, taken as a whole;

•  outbound licenses (subject to the Permitted Licenses outlined below);

•  sale and leaseback;

•  change in fiscal year;

Project Resistance – Commitment Letter

Exhibit B

•  benefit plans and agreements; and

•  passive holding company covenant with respect to Holdings;

subject, in the case of each of the foregoing covenants, to exceptions and qualifications to be provided in the Facilities Documentation. For the avoidance of doubt, the Facilities Documentation shall permit in all respects (A) the existence of, as well as the conversion and the repurchase of, the Convertible Notes and (B) the consummation of the Transactions.

Notwithstanding anything herein to the contrary, the Borrower and its subsidiaries shall be permitted to enter into, maintain, and perform their obligations under the following:

(i) licenses of off-the-shelf software that is commercially available to the public;

(ii)  non-exclusive intercompany licenses or grants of rights for development, manufacture, production, commercialization (including commercial sales to end users), marketing, promotion, co-promotion, sales or distribution among the Loan Parties;

(iii)  any outbound non-exclusive license for the use of intellectual property of any Loan Party for development, manufacture, production, commercialization (including commercial sales to end users), marketing, promotion, co-promotion, sales or distribution of any product, in each case, entered into in the ordinary course; provided, that, with respect to each such license or grant described in clause (iii) above, (A) no event of default has occurred or is continuing at the time of entering into the agreement governing such license, and (B) such license or grant constitutes an arm’s length transaction, the terms of which do not provide for a sale or assignment of intellectual property;

(iv) any non-exclusive or exclusive license of intellectual property or technology or a grant of rights for development, manufacture, production, commercialization (including commercial sales to end users), marketing, co-promotion, sales, or distribution; provided that, with respect to each such license, (A) no event of default has occurred or is continuing at the time of entering into agreement governing such license, (B) such license or grant constitutes an arm’s length transaction, the terms of which do not provide for a sale or assignment of intellectual property, and (C) in the case of any exclusive license, any such license could not result in a legal transfer of the title of the licensed property but may be exclusive in respects other than territory and may be exclusive as to territory only as to discrete geographic areas and/or regions outside of the United States; and

Project Resistance – Commitment Letter

Exhibit B

(v)   other licenses to which the Administrative Agent shall have consented to in writing (such consent not to be unreasonably withheld, conditioned or delayed) (clauses (i) through (v), collectively, “Permitted Licenses”).

Notwithstanding anything herein to the contrary, other than pursuant to any Permitted License:

(A) the Borrower and its subsidiaries shall not be permitted to create, incur, assume or permit to exist any Lien on any Material IP securing any indebtedness for borrowed money other than the Senior Secured Term Facilities;

(B) the Loan Parties shall not, and shall not permit any of their subsidiaries to (x) directly or indirectly transfer, by means of contribution, sale, assignment, lease or sublease, license or sublicense, or other disposition of any kind (including as an investment, restricted payment or asset sale), any Material IP or Material Agreement (each as defined below) to any person other than a Loan Party or (y) permit any person other than a Loan Party to license or own any interest in any Material IP or Material Agreement owned by such Loan Party; and

(C) no Material IP or Material Agreement shall be contributed as an investment or distributed as a restricted payment to any subsidiary other than a Loan Party.

“Material Agreement” means any contract to the extent that the absence or termination of such contract would reasonably be expected to result in a material adverse effect on (i) the business or operations of Holdings and its subsidiaries as a whole or (ii) Nuzyra.

“Material IP” means all intellectual property, whether currently owned by (or purported to be owned by), or subject to a license, covenant not to sue or similar right or immunity to (or purported to be subject to a license, covenant not to sue or similar right or immunity to) the Borrower or any of its subsidiaries, or acquired, developed, obtained by, or otherwise subject to a license, covenant not to sue or similar right or immunity to the Borrower or any of its subsidiaries after the Closing Date that is, in each case, material to the current, planned, or anticipated business of Holdings or any of its subsidiaries or that the loss of which could reasonably be expected to result in (i) a Material Adverse Effect (to be defined in the Facilities Documentation) or (ii) a material adverse effect on any product commercialization and development activities with respect to Nuzyra.

Project Resistance – Commitment Letter

Exhibit B

Financial Covenants:

(a) Minimum Liquidity: At the end of each business day, the unrestricted cash-on-hand and cash equivalents of the Borrower and its subsidiaries held in one or more controlled accounts shall not be less than $25,000,000 (the “Minimum Liquidity Covenant”); provided, that if the Borrower has delivered annual audited financial statements pursuant to the financial statement reporting covenant that contain a Going Concern Liquidity Qualification, the Minimum Liquidity Covenant shall be increased to $50,000,000 until the date on which the Borrower delivers annual audited financial statements that do not contain a Going Concern Liquidity Qualification.

For the avoidance of doubt, to the extent any financial institution holding any cash or cash equivalents of the Borrower and its Subsidiaries becomes subject to a bankruptcy, receivership or other insolvency event, such event shall not, in and of itself, cause such cash or cash equivalents to be considered “restricted.”

(b) Minimum Sales: As of the last day of each fiscal quarter, commencing with the fiscal quarter ending on December 31, 2023, the Borrower and its subsidiaries shall have generated Nuzyra Sales for the twelve-month period ending on the last day of such fiscal quarter in an amount equal to the lesser of (x) 70% of the Nuzyra Sales figure shown for such period under the “Standalone Base Case” in the file titled “Project Resistance Model – 05.20.2023” (the “Model”) and (y) 175,000,000.

(c) Total First Lien Net Leverage: As of the last day of each fiscal quarter, commencing with the 8th full fiscal quarter ending after the Closing Date, the Borrower shall not permit the Total First Lien Net Leverage Ratio to exceed the applicable threshold shown in the table below:

Fiscal Quarter	Maximum Total First Lien Net Leverage Ratio
The 8th and 9th full fiscal quarters ending after the Closing Date	6.00x
The 10th and 11th full fiscal quarters ending after the Closing Date	5.50x
The 12th full fiscal quarter ending after the Closing Date and thereafter	5.00x

Project Resistance – Commitment Letter

Exhibit B

For purposes of determining compliance with the financial covenant set forth in clause (a) above, any cash equity contribution made to Holdings on or before the 10th business day immediately following the breach of such financial covenant will, at the request of Holdings, be included in the calculation of Liquidity for the purposes of determining compliance with such financial covenant.

For purposes of determining compliance with the financial covenants set forth in clauses (b) and (c) above, any cash equity contribution made to Holdings during or after the end of a fiscal quarter for which Holdings is not in compliance with the applicable financial covenants and on or prior to the day that is 10 business days after the day on which financial statements are required to be delivered for such fiscal quarter will, at the request of Holdings, be included in the calculation of Adjusted EBITDA and/or Nuzyra Sales, as applicable, for the purposes of determining compliance with such financial covenants at the end of such fiscal quarter and any applicable subsequent periods which include such fiscal quarter.

The Borrower may not exercise the cure rights pursuant to the last two paragraphs more than four times over the life of the Senior Secured Term Facilities, or more than two times in any twelve-month period.

Selected Financial Definitions:

“Adjusted EBITDA” shall be defined as mutually agreed; provided that notwithstanding anything herein to the contrary, such definition shall include, without limitation, all addbacks and adjustments that are expressly included or reflected in the Model.

“Total First Lien Net Leverage Ratio” shall mean, as of any date of determination, the ratio of (1) funded indebtedness as of such date of determination that is secured by a lien on any asset of the Borrower and its subsidiaries on a first-priority basis (other than any permitted capital leases or permitted hedges/swaps), minus unrestricted cash and cash equivalents of the Borrower and its subsidiaries in an amount up to $60 million, to (2) Adjusted EBITDA of the Borrower and its subsidiaries (on a consolidated basis) for the most recently ended four-fiscal quarter period.

“Nuzyra Sales” shall mean revenue from the direct sale or licensing of Omadacycline (sold under the trade name “Nuzyra®” or such other trade name) in the United States, in a manner consistent with the Model.

“Total Net Leverage Ratio” shall mean, as of any date of determination, the ratio of (1) total funded indebtedness as of such date of determination, minus unrestricted cash and cash equivalents of the Borrower and its subsidiaries in an amount up to $60 million, to (2) Adjusted EBITDA of the Borrower and its subsidiaries (on a consolidated basis) for the most recently ended four-fiscal quarter period.

Project Resistance – Commitment Letter

Exhibit B

Events of Default:

Events of Default shall be limited to the following (subject to limitations for materiality, notice and grace periods, exceptions and qualifications to be provided in the Facilities Documentation):

•   nonpayment of principal when due;

•   nonpayment of interest or fees after a customary five business day grace period;

•   violation of covenants (subject, in the case of affirmative covenants (other than the covenants with respect to financial statement reporting, notices of material events, maintenance of existence of the Borrower, future guarantors and security and post-closing obligations), to a thirty-day grace period (and in the case of the financial statement reporting covenant, to a 7 business day grace period);

•   incorrectness of representations and warranties in any material respect;

•   cross-payment default and cross-event of default to material indebtedness in excess of the amount set forth on Annex I to this Exhibit B);

•   bankruptcy or other insolvency events of Holdings, the Borrower or its material subsidiaries (with a customary grace period for involuntary events);

•   monetary judgments in excess of the amount set forth on Annex I to this Exhibit B;

•   material ERISA events;

•   change of control;

•   if any of the following occurs: (i) the Food and Drug Administration or any other regulatory authority initiates enforcement action against, or issues a warning letter with respect to, any Loan Party, Nuzyra or any manufacturing facilities related to the foregoing that causes any Loan Party to discontinue or withdraw marketing or sales of Nuzyra or causes a delay in the manufacture or sale of Nuzyra, or (ii) a recall of Nuzyra that, in each case of clauses (i) and (ii), would reasonably be expected to result or results in a material adverse effect; and

Project Resistance – Commitment Letter

Exhibit B

•   actual or asserted invalidity of material guarantees or security documents with respect to material Collateral (other than as a result of the Administrative Agent’s failure to file continuation statements or maintain possession of original collateral).

For the avoidance of doubt, there shall be no standalone Event of Default for a “material adverse change” (or similar) of the Borrower or its subsidiaries.

Voting:	To be consistent with the Documentation Principles; provided that the consent of each Lender directly and adversely affected thereby will be required with respect to any contractual subordination of the liens on all or substantially all of the Collateral securing the obligations under the Senior Secured Term Facilities or the contractual payment priority of the Senior Secured Term Facilities to any other indebtedness for borrowed money.

Assignments and Participations:	To be consistent with the Documentation Principles; provided that (A) if after giving effect to any assignment, Oaktree would hold loans and commitments representing less than 51% of the total loans and commitments of all Lenders, the consent of the Borrower shall be required for such assignment and (B) in no event shall any assignment or participation be permitted to be made to any Disqualified Lender, in each case of clauses (A) and (B), unless an event of default has occurred and is continuing.

Expenses and Indemnification:	To be consistent with the Documentation Principles.

Governing Law and Forum:	New York.

Counsel to the Lead Arrangers:	Sullivan & Cromwell LLP

Project Resistance – Commitment Letter

Exhibit B

ANNEX I TO EXHIBIT B

Project Resistance

Selected Baskets/Thresholds

	Basket	Size

Indebtedness

1.	Cap Leases/Purchase Money Obligations	$5M in the aggregate outstanding at any time

2.	Reimbursement Obligations for Letters of Credit	Uncapped for L/Cs in connection with real property leases in the ordinary course Otherwise, capped at $5M in the aggregate outstanding at any time

3.	Reimbursement Obligations for Cash Management Services Secured by Cash	$5M in the aggregate outstanding at any time

4.	Indebtedness for Performance, Surety or Appeal Bonds in the Ordinary Course	$5M in the aggregate outstanding at any time

5.	Non-Speculative Hedging Obligations	(i) Subject to $5M cap for hedging currency risks and (ii) with respect to hedging interest rate risks, in an aggregate notional amount in excess of 50% but not more than 100% of aggregate principal amount

6.	General Indebtedness	$5M in the aggregate outstanding at any time

7.	Intercompany Indebtedness

Uncapped if (x) between Loan Parties or (y) between Non-Loan Parties

Indebtedness owed by a Loan Party to a Non-Loan Party capped at $3M in the aggregate outstanding at any time and subject to subordination

8.	Subordinated Indebtedness	Uncapped if “deeply” subordinated with respect to payment, security and enforcement on terms reasonably acceptable to the Administrative Agent and subject to customary requirements with respect to maturity and no cash payments

9.	Indebtedness Incurred by Non-Loan Parties	$500K, solely for local requirements

10.	Indebtedness Incurred in Connection with RPIs, RSUs, PSUs and Other Similar Incentives Issued Under The “Incentive Plans” (to be specifically defined in the credit agreement)	Subject to a cap to be agreed

Liens

Project Resistance – Commitment Letter

Annex I to Exhibit B

	Basket	Size

11.	Liens Securing Letters of Credit; Security Deposits in Connection with Real Property Leases	Uncapped for L/Cs or security deposits in connection with real property leases in the ordinary course $5M for other L/Cs

12.	Liens Securing Non-Speculative Hedging Obligations	Capped at the amount in Item 5 above.

13.	General Liens	$5M

Investments

14.	Permitted Acquisitions

Permitted subject to the following requirements:

•   No default or EOD;

•   Compliance with laws and governmental approvals;

•   Compliance with affirmative covenant to provide guarantees and security within applicable post-closing period (30 days for domestic entities; 60 days for foreign entities);

•   Compliance with financial covenants;

•   Cash consideration (to be determined in a manner to be mutually agreed) capped at (x) $15M per year plus (y) the amount of any common equity contributions by GPC after the Closing Date (provided, that any cash consideration pursuant to clauses (x) and (y) that, taken together, is in excess of $75M per year shall require the consent of the Administrative Agent);

•   Delivery of evidence demonstrating that the Borrower expects to be in pro forma compliance with the Minimum Liquidity Covenant for each of the 12 months following the acquisition;

•   If paid in equity interests, must be qualified equity interests;

•   Delivery of certain documents and information regarding acquisition (subject to threshold to be agreed); and

•   Assumed indebtedness capped at $10M.

B-I-2

Project Resistance – Commitment Letter

Annex I to Exhibit B

	Basket	Size

15.	JVs and Strategic Alliances	$2.5M per fiscal year (to the extent (i) in the ordinary course, (ii) arm’s length and (iii) no EOD) No Material IP may be transferred to a JV

16.	General Investments	Greater of $5M and 2.5% of LTM revenues in aggregate amount outstanding

17.	Intercompany Investments	Uncapped if (x) between Loan Parties or (y) between Non-Loan Parties

18.	Investments by Loan Parties in Non-Loan Parties

$5M in the aggregate

In addition, unlimited investments in Paratek Securities Corporation so long as the Borrower and its subsidiaries have cash in accounts subject to a DACA in favor of the Collateral Agent in an amount equal to or greater than 105% of the principal amount of the Senior Secured Term Loans outstanding at the time such investment is made

19.	Travel Advances, Relocation Loans and Other Ordinary Course Loans to Employees	$2.5M outstanding at any time

20.	Ratio-Based Investments	Up to $150M in the aggregate, subject to pro forma compliance with a Total Net Leverage Ratio < 3.00x

Asset Sales / Transfers

21.	General 75% Cash Consideration Basket	$5M, subject to (i) receiving 75% cash consideration and (ii) receiving FMV No asset sales with respect to Material IP permitted pursuant to this basket

22.	De Minimis Basket	$2.5M No asset sales with respect to Material IP permitted pursuant to this basket

B-I-3

Project Resistance – Commitment Letter

Annex I to Exhibit B

	Basket	Size

23.	Intercompany Transfers	Uncapped if (x) between Loan Parties, (y) between Non-Loan Parties or (z) made from a Non-Loan Party to a Loan Party No dispositions from Loan Parties to Non-Loan Parties under this basket

Distributions

24.	General	All RP baskets are subject to no EOD

25.	Stock Repurchases	$1M per fiscal year (limited to repurchases from current and former consultants, agents, officers, directors and employees) (with rollover into following fiscal year)

26.	Intercompany Distributions	Uncapped if (x) between Loan Parties, (y) between Non-Loan Parties or (z) made from a Non-Loan Party to a Loan Party

27.	Payment of Fees/Expenses/ Indemnities to the Board of Directors in the Ordinary Course	$250,000 per calendar year

28.	Payments with respect to RPIs, RSUs, PSUs and Other Similar Incentives Issued Under The “Incentive Plans” (to be specifically defined in the credit agreement)	$25M in the aggregate (provided, that the aggregate amount of distributions made pursuant to this basket prior to June 30, 2026 shall not exceed $7.5M)

29.	Payments pursuant to the “Contingent Value Rights Agreement” (to be specifically defined in the credit agreement to refer to the Contingent Value Rights Agreement as in effect on the Closing Date)	Payments in accordance with the terms of the Contingent Value Rights Agreement as in effect on the Closing Date

30.	Ratio-Based RPs	Up to $100M in the aggregate, subject to (i) pro forma compliance with a Total Net Leverage Ratio < 2.50x and (ii) no EOD

Miscellaneous

31.	Immaterial Subs (i.e. not required to be loan parties)

Immaterial if such subsidiary:

•   does not hold or control Material IP;

•   does not hold or maintain any material regulatory authorization;

•   is not party to any Material Agreement; and

•   when taken together with all other such immaterial subsidiaries, has both (x) assets ≤ 5% of the consolidated assets of the group and (y) revenue ≤ 5% of the consolidated revenue of the group

B-I-4

Project Resistance – Commitment Letter

Annex I to Exhibit B

	Basket	Size

32.	Threshold Amount For Judgment EOD and Cross-Acceleration	$5M for judgment EOD $5M for cross-payment default and cross-event of default

33.	De minimis accounts not required to be subject to an Account Control Agreement	$1M in the aggregate for all such accounts

B-I-5

Project Resistance – Commitment Letter

Annex I to Exhibit B

CONFIDENTIAL	EXHIBIT C

Project Resistance

“Conditions Annex” 1

Subject in all respects to the Certain Funds Provisions, the commitments of the Initial Lenders, the funding of the Initial Term Loans and the Lead Arrangers’ and other agents’ agreements to perform the services described in this Commitment Letter are, in each case, subject solely to the satisfaction (or waiver by the Lead Arrangers) of the following conditions precedent:

1. The Acquisition shall have been consummated or, substantially concurrently with the initial borrowing of the Initial Term Loans, shall be consummated, in all material respects in accordance with the terms of the Acquisition Agreement, without giving effect to any modifications, amendments, consents or waivers thereto that are materially adverse to the Initial Lenders (in their capacities as such) without the consent of the Commitment Parties (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that

(i) an amendment, supplement, waiver or modification of the Acquisition Agreement that decreases the purchase price thereunder will, in each case, not be deemed to be materially adverse to the Initial Lenders as long as such reduction is less than 10% of the purchase price and is allocated to (x) first, reduce the Equity Contribution to the Minimum Equity Contribution level and (y) second, reduce the Initial Term Facility and the Equity Contribution on a pro rata basis,

(ii) an amendment, supplement, waiver or modification of the Acquisition Agreement that has the effect of increasing the purchase price thereunder will be deemed not to be materially adverse to the Initial Lenders if such increase is not funded with indebtedness for borrowed money, and

(iii) any change to, or waiver with respect to, the definition of “Company Material Adverse Effect” contained in the Acquisition Agreement (as in effect on the date hereof) will be deemed to be adverse in a material respect to the interests of the Initial Lenders;

provided, further, that, in each case, the Commitment Parties shall be deemed to have consented to such modification, amendment, consent or waiver unless they shall object thereto in writing within 2 business days of receipt of written notice of such modification, amendment, consent or waiver.

2. The Commitment Parties will have received copies of (i) audited consolidated balance sheets of the Acquired Business, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows of the Acquired Business, for the fiscal years ended December 31, 2021 and December 31, 2022, and (ii) the unaudited consolidated balance sheet of the Acquired Business as of March 31, 2023, together with the related consolidated statement of operations and comprehensive loss, stockholder’s equity (deficit) and cash flows of the Acquired Business for the fiscal quarter ended March 31, 2023 (it being understood that the Commitment Parties acknowledge the receipt of all such financial statements described in clauses (i) and (ii) above).

[1]

All capitalized terms used but not defined in this exhibit have the meanings given to them in the Commitment Letter to which this exhibit is attached, including the other exhibits thereto. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this exhibit is determined by reference to the context in which it is used.

Project Resistance – Commitment Letter

Exhibit C

3. Each of the (x) Refinancing with respect to the Existing Loan Facilities and (y) the Equity Contribution (in an amount not less than the Minimum Equity Contribution), and (z) the Minimum Cash Injection either has been consummated or will be consummated substantially concurrently with the funding of the Initial Term Facility; it being agreed that the Refinancing may be consummated with the proceeds of the funding of the Initial Term Facility.

4. Since the date of the Acquisition Agreement, there shall not have been a Company Material Adverse Effect (as defined in the Acquisition Agreement) that is continuing as of the Closing Date (as defined in the Acquisition Agreement).

5. The Commitment Parties will have received the following (each such credit agreement and guarantee and security agreement, collectively, the “Facilities Documentation”), in each case, containing terms that are materially consistent with the provisions of the Term Sheet and the Documentation Principles:

(a)	a credit agreement, executed by Holdings and the Borrower;

(b)

a security agreement pursuant to which a lien is granted on the collateral in favor of the Collateral Agent for the ratable benefit of the Lenders, and pursuant to which the Collateral Agent is authorized to file customary “all asset” UCC-1 financing statements with respect thereto, executed by Holdings, the Borrower and each Subsidiary Guarantor;

(c)	a guarantee agreement, executed by Holdings, the Borrower and each Subsidiary Guarantor;

(d)

any certificated securities representing equity of the Borrower and its subsidiaries constituting Collateral, in each case, with customary stock powers executed in blank provided that such certificated securities with respect to equity of the Acquired Business will be required to be delivered on the Closing Date only to the extent actually received from the Acquired Business prior to the Closing Date after the Borrower’s use of commercially reasonable efforts to obtain such certificate; provided further that any such stock certificates not delivered on the Closing Date shall be required to be delivered on or prior to the date that is 90 days after the Closing Date (or such later date after the Closing Date as the Administrative Agent shall agree in its sole, reasonable discretion).

6. The Commitment Parties will have received the following (collectively, the “Closing Deliverables”) in each case subject to the Certain Funds Provision and the applicable Documentation Principles:

(a)	customary legal opinions from your New York and Delaware counsel and local counsel of any other material jurisdictions of organization of a Loan Party;

(b)

an officer’s certificate containing (i) certification of organizational documents and appropriate authorizing resolutions and (ii) a customary incumbency certificate from officers of each of Holdings, the Borrower and the Subsidiary Guarantors (to the extent such officer is executing the Facilities Documentation);

(c)

good standing certificates (to the extent applicable) from the Secretary of State (or equivalent office) of Holdings’, the Borrower’s and the Subsidiary Guarantor’s respective jurisdictions of organization;

Project Resistance – Commitment Letter

Exhibit C

(d)

a solvency certificate substantially in the form attached as Annex I to this Exhibit C of the Commitment Letter duly executed by the chief financial officer (or other officer with reasonably equivalent responsibilities) of the Borrower; and

(e)

a borrowing request, which must be delivered at least three business days prior to the Closing Date (or such shorter time as the Administrative Agent may agree), which shall be deemed to be conditioned on the consummation of the Transactions.

7. Subject to the Certain Funds Provision, the accuracy of the Acquisition Agreement Representations and the Specified Representations in all material respects on and as of the Closing Date; provided that to the extent that the Acquisition Agreement Representations and the Specified Representations specifically refer to an earlier date, they shall be accurate in all material respects as of such earlier date.

8. The Lenders will have received at least three business days prior to the Closing Date:

(a)

all outstanding documentation and other information about the Loan Parties required under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act (but excluding any beneficial ownership information, which is covered solely by clause (b) below); and

(b)

solely to the extent the Borrower qualifies as a “legal entity customer” under 31 C.F.R. §1010.230, a customary FinCEN beneficial ownership certificate (it being agreed delivery of a signed LSTA Beneficial Ownership Form shall satisfy this clause (b));

in each case of clauses (a) and (b), solely to the extent such information or documentation has been requested in writing to the Borrower by the Administrative Agent at least ten business days prior to the Closing Date.

9. All fees and expenses due to the Commitment Parties under the Commitment Papers and required to be paid on the Closing Date (to the extent an invoice has been delivered to the Borrower at least three business days prior to the Closing Date), shall, upon the funding of the Initial Term Facility, have been paid (which amounts may be offset against the proceeds of the Initial Term Facility).

Project Resistance – Commitment Letter

Exhibit C

CONFIDENTIAL	ANNEX I TO EXHIBIT C

Form of Solvency Certificate

Date: [_____, ____]

Pursuant to Section [__] of the Credit Agreement1, the undersigned, solely in the undersigned’s capacity as the [Chief Financial Officer/equivalent officer] of the Borrower and not in the undersigned’s individual or personal capacity and without personal liability, hereby certifies on behalf of the Borrower that, to his or her knowledge, as of the Closing Date, immediately after giving effect to the Transactions (including the making of the [Loans] under the Credit Agreement on the Closing Date and the application of the proceeds thereof):

(a)

the fair value of the property of the Borrower and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including contingent liabilities, of the Borrower and its Subsidiaries, on a consolidated basis;

(b)

the present fair saleable value of the assets of the Borrower and its Subsidiaries, on a consolidated basis, is not less than the amount that will be required to pay the probable liabilities of the Borrower and its Subsidiaries, on a consolidated basis, on their debts as they become absolute and matured;

(c)

the Borrower and its Subsidiaries, on a consolidated basis, do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay as such debts and liabilities mature;

(d)

the Borrower and its Subsidiaries, on a consolidated basis, are not engaged in a business or a transaction, and are not about to engage in a business or a transaction, for which the property of the Borrower and its Subsidiaries, on a consolidated basis, would constitute an unreasonably small capital; and

(e)

the Borrower and its Subsidiaries, on a consolidated basis, have not executed the Credit Agreement or any other Loan Document, or made any transfer or incurred any Obligations hereunder or thereunder, with actual intent to hinder, delay or defraud either present or future creditors.

For purposes of this Solvency Certificate, the amount of any contingent liability at any time will be computed as the amount that, in light of all the facts and circumstances existing at such time, would reasonably be expected to become an actual or matured liability. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Credit Agreement.

The undersigned is familiar with the business and financial position of the Borrower and its Subsidiaries. In reaching the conclusions set forth in this Solvency Certificate, the undersigned has made such investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the business proposed to be conducted by the Borrower and its Subsidiaries after consummation of the Transactions.

* * *

[1]	Credit Agreement to be defined.

Project Resistance – Commitment Letter

Annex I to Exhibit C

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate, solely in the undersigned’s capacity as the [Chief Financial Officer/equivalent officer] of the Borrower and not in the undersigned’s individual or personal capacity and without personal liability, on behalf of the Borrower as of the date first stated above.

[Borrower]

By:
Name:
Title:

C-I-1

Project Resistance – Commitment Letter

Annex I to Exhibit C